UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. 2)

	Under the Securities Exchange Act of 1934


	Giant Industries, Inc.
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	374508109
	(CUSIP Number)


December 31, 2003
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [x]  Rule 13d-1(b) For ROI Capital Management, Mitch & Mark
    [ ]  Rule 13d-1(c) For ROI Partners
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 374508109	SCHEDULE 13G	Page 2 of 8


1	Name of Reporting Person		ROI Capital Management, Inc.
	IRS Identification No. of Above Person	68-0269547

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				431,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				431,000

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	431,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.9%

12	Type of Reporting Person*

	CO, IA


CUSIP No. 374508109	SCHEDULE 13G	Page 3 of 8


1	Name of Reporting Person		Mark T. Boyer
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				431,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				431,000

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	431,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.9%

12	Type of Reporting Person*

	IN


CUSIP No. 374508109	SCHEDULE 13G	Page 4 of 8


1	Name of Reporting Person		Mitchell J. Soboleski
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				431,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				431,000

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	431,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.9%

12	Type of Reporting Person*

	IN


CUSIP No. 374508109	SCHEDULE 13G	Page 5 of 8


Item 1(a).	Name of Issuer.

	Giant Industries, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	23733 North Scottsdale Road, Scottsdale, Arizona  85255

Item 2(a).	Names of Persons Filing.

	Mitchell J. Soboleski, Mark T. Boyer and ROI Capital Management,
Inc.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Mitchell Soboleski, Mark T. Boyer and ROI Capital Management, Inc. is 300 Drakes Landing Road, Suite 175,
Greenbrae, CA  94904.

Item 2(c).	Citizenship.

	Mitchell J. Soboleski and Mark T. Boyer are United States citizens. ROI Capital Management, Inc. is a California corporation.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	374508109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 374508109	SCHEDULE 13G	Page 6 of 8


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E) (with respect to ROI Capital Management, Inc. only).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (with respect to Mitchell J. Soboleski and Mark T. Boyer only).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ] ROI PARTNERS

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two
(2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein. ROI IA




CUSIP No. 374508109	SCHEDULE 13G	Page 7 of 8


Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent Holding
Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

 (a) By signing below, ROI Capital Management, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



 CUSIP No. 374508109	SCHEDULE 13G	Page 8 of 8

(b) By signing below, Mitchell J. Soboleski and Mark T. Boyer certify that, to the best of their respective knowledge and believe, the securities referred to above on pages three (3) and four (4), respectively, of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	January 20, 2004

	MITCHELL J. SOBOLESKI



	/s/ Mitchell J. Soboleski
	________________________
	By:  Mitchell J. Soboleski


DATED:	January 20, 2004

	MARK T. BOYER



	/s/ Mark T. Boyer
	________________________
	By:  Mark T. Boyer

DATED:	January 20, 2004

	ROI CAPITAL MANAGEMENT, INC.



	/s/ Mitchell J. Soboleski
	________________________
	By:  Mitchell J. Soboleski
	its: Secretary